NEAH POWER SYSTEMS, INC.
                         22122 20TH AVENUE SE, SUITE 161
                                BOTHELL, WA 98021

                                                                   June 26, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

             RE:  NEAH POWER SYSTEMS, INC.
                  FILE NUMBER: 000-49962
                  FORM 10-SB/12G FILED MAY 1, 2005 (AS AMENDED MAY 2, 2006 AND MAY 3, 2006)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the "Act") NEAH Power Systems, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its registration statement on Form 10-SB/12G (File No. 000-49962) initially filed with the Commission on May 1, 2006, as amended on May 2, 2006 and May 3, 2006 and all exhibits filed thereto (the "Registration Statement").

After discussions between the Staff and the Registrant, the Registrant hereby requests the withdrawal of the Registration Statement. The Registrant's grounds for withdrawal are to prevent the Registration Statement from becoming effective by lapse of time 60 days after the date of its original filing pursuant to
Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, before the Registrant has resolved all outstanding comments on the Registration Statement with the Commission. The Registrant will also undertake its best efforts to ensure that the Registration Statement, when re-filed, conforms to all prior written comments from the Commission.

This will also confirm that the Registration Statement was not declared effective by the Commission.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact Stephen A. Weiss, Esq. at (212) 661-3535 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ Paul Abramowitz
-------------------
Paul Abramowitz
President & Chief Executive Officer